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CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the inclusion in Exeter Resource Corporation's Annual Report on Form 40-F for the year ended December 31, 2009 of our audit report dated March 8, 2010, relating to the Consolidated Financial Statements for each of the years in the two year period ended December 31, 2009 and the effectiveness of internal control over financial reporting of Exeter Resource Corporation as of December 31, 2009.

Signed *PricewaterhouseCoopers LLP*

Chartered Accountants
Vancouver, British Columbia
March 8, 2010